Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

What is a Distribution Reinvestment Plan (DRIP)?



Your fund distributions could be doing a lot more of the heavy lifting for your portfolio right now. Today, we'll be talking about a little-known tool called a "DRIP" that you can use to leverage your distribution income with the goal of earning increased returns.

Introduction to distribution reinvestment plans (DRIPs)
Distribution reinvestment plans, or DRIPs, are unique programs that let investors automatically reinvest distributions back into an underlying investment. Instead of receiving the recurring payments, the cash immediately goes back into the fund and is added to the principal. As we'll discuss, this has the potential to be a powerful investment tool.

Fund DRIPs might fall under-the-radar, but they're nothing new. They're closely related in structure to the more recognizable dividend reinvestment plans (also called DRIPs) that many stocks and mutual funds offer.

The core concept is very similar–whether it's a stock, mutual fund, or a closed-end fund, you'll have the opportunity to reinvest distributions back into the investment that created them. And now.

If you've invested, or are thinking of investing, in the Yieldstreet Prism Fund, you will also have the opportunity to enroll in the Fund's DRIP, allowing you to put your distributions right back into your investment in the Fund.

Why you should consider a DRIP
So what's the big deal? Well, while it may be true that each distribution isn't a huge windfall on its own, collectively the distributions can make a big difference when reinvested consistently over a longer period of time. Let's explore why DRIPs can be so compelling.

DRIPs harness the power of compounding returns. This one concept can be a powerful tool available to investors. Reinvested distributions and dividends can increase the size of invested principal on which future distributions are based. This can create a virtuous cycle that has the potential to supplement an investment over the long-term.

Using the Yieldstreet Prism Fund as an example and assuming an annual distribution rate of 7%[1], let's say you invest the Fund's minimum of $10,000 and elect to participate in the Fund's DRIP program. The Fund would distribute to you $175 in the first quarter. As the table below illustrates, reinvesting that first $175 can increase the second dividend payment by more than $3. By the end of the year, the quarterly dividend payments have increased by nearly $10, and the value of the principal investment has increased by more than $700.

Quarter	Income	Principal value
1	$175.00	$10,175,00
2	$178.06	$10,353.06
3	$181.18	$10,353.06
4	$184.35	$10,718.59

DRIPs automate your investing. This can be a huge plus for those who would rather not spend all of their time staring at their portfolio. Buy-and-hold investing can be a passive exercise and DRIPs can help make it easier to grow your investment position without having to lift a finger. Rather than having to keep refreshing your Yieldstreet Wallet while waiting for a distribution to appear, the cash distribution will be put to work in the background by being reinvested into the Fund.

This is even more important if you've ever let distributions sit idly in your account for any period of time. That's cash that otherwise could have been deployed immediately through the DRIP.

Why DRIPs aren't for everyone
Despite their advantages, DRIPs come with a few drawbacks to consider before you jump in. First and foremost, you won't be able to collect your distributions as income. If you anticipate relying on this income to cover any expenses, then it may be more reasonable to have your Fund distribution deposited to your Yieldstreet Wallet.

By that same token, if you were planning on investing your distributions in other assets, a DRIP will prevent you from doing this. For Yieldstreet investors, this means that your investments may become more concentrated within the Yieldstreet Prism Fund over the life of the Fund.

You will also still have to pay taxes on reinvested distribution income. In the eyes of the IRS, it doesn't matter what you choose to do with your cash. They only care about the fact that you received a distribution, which means that cash reinvested with the DRIP will stilll be considered a component of your taxable income for that fiscal year. This is something to plan for so that you don't get hit with an unexpected bill from Uncle Sam.

Finally, with any DRIP program, it's important to stay organized from a bookkeeping perspective. Yieldstreet will help you track any DRIP transactions made through the YieldStreet Prism Fund. Just remember to maintain oversight of your records, in case you need them at some point for any income and tax-related questions that may come up down the road.

To DRIP or not to DRIP

As long as you don't need your distribution income right now, DRIPs can be a powerful tool to potentially drive increased overall portfolio returns. They can be a cost-effective and time-efficient mechanism to compound your existing investments over a longer time horizon.

That's why so many investors over the years have taken advantage of these types of reinvestment structures. You're putting your cash right back to work for you. This is the essence of investing.

Ultimately, the decision to use a DRIP will come down to what your personal investment goals are. If you can live without the distributions for now, then you should carefully consider this tool as a way to automate and simplify your investing process.

[1] Reflects the initial quarterly distribution declared by the Fund's board of directors on January 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share. The board of directors approved a quarterly distribution of $0.0175 per share, which would equate to a 7% annual distribution based on the initial offering price of $10 per share.

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges, and expenses of the Fund contained in its prospectus, before investing.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website is not an endorsement, authorization or representation of our affiliation with that third party. We do not exercise control over third party websites, and we are not responsible or liable for the accuracy, legality, appropriateness or any other aspect of such website.